Exhibit 99.1

Almonty Industries Reports Second Quarter 2026 Financial Results

Revenue Increases 498% Year-Over-Year to $43.0 Million, Driven by Record Tungsten Pricing

Net Income of $181.8 Million Compared to a Loss of $58.2 Million and Adjusted EBITDA(1) of $17.6 Million Compared to ($4.8) Million in Q2 2025

Closes Oversubscribed US$800 Million Convertible Senior Notes Offering; Cash Position of C$1.2 Billion

Dillon, Montana — August 11, 2026 – Almonty Industries Inc. (“Almonty” or the “Company”) (Nasdaq: ALM; Frankfurt: ALI1), a leading global producer of tungsten concentrate, today announced its financial results for the three and six months ended June 30, 2026. All figures are presented in Canadian dollars unless otherwise noted.

All amounts in this news release are in thousands of Canadian dollars except per common share amounts and unless otherwise noted.

Financial Summary:

	Three Months Ended June 30,
	2026	2025
Revenue	42,989	7,192
Income (loss) from mining operations	26,103	(944)
General and administrative expenses	8,858	4,088
Net income (loss) for the period	181,797	(58,209)
Earnings (loss) per share – basic	$0.64	$(0.30)
Earnings (loss) per share – diluted	$0.62	$(0.30)
Adjusted EBITDA (Non-IFRS)	17,564	(4,761)

Key Second Quarter 2026 & Subsequent Operational Highlights

●	Phase I of the Sangdong tungsten mine (the “Sangdong Mine”) in Gangwon Province, South Korea remains in commissioning and ramp-up. Once fully operational, targeted ore throughput capacity is expected to reach approximately 640,000 tonnes per year, with a fully permitted Phase II expansion contemplated to increase throughput capacity to up to 1.2 million tonnes per year.

●	Subsequent to quarter end, on July 14, 2026, Almonty entered into an amendment to its long-term offtake agreement with Global Tungsten & Powders LLC (“GTP”), a member of Austria’s Plansee Group, covering tungsten concentrate produced from Phase I of the Sangdong Mine. The amendment extends the term of the agreement by six years, increases total contracted volumes by 40% and improves the pricing payable to Almonty on all contracted volumes by approximately 6.3%.

●	On June 9, 2026, Almonty closed its oversubscribed offering of 2.25% convertible senior notes due 2031, generating gross proceeds of US$800 million, including the exercise in full by the initial purchasers of their option to purchase additional notes.

●	Cash totaled $1.2 billion as of June 30, 2026, as compared to $268.4 million as of December 31, 2025, providing the Company with substantial financial flexibility to advance its growth pipeline.

●	On June 29, 2026, Almonty joined the large-cap Russell 1000 Index and the broad-market Russell 3000 Index upon the conclusion of the 2026 Russell indexes reconstitution.

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Management Commentary

Lewis Black, Chairman, President & CEO, commented: “The second quarter of 2026 demonstrated a first look at the prospective earnings power that Almonty has spent more than a decade building toward. Revenue increased 498% year-over-year to $43.0 million and 69% sequentially, income from mining operations reached $26.1 million, and Adjusted EBITDA was $17.6 million – an improvement of more than $22 million from the same quarter last year.

“Just as importantly, we transformed our balance sheet. The US$800 million convertible senior notes offering we closed in June was substantially oversubscribed and leaves us with $1.2 billion in cash – providing capital that allows us to advance the Phase II expansion at Sangdong, the Tungsten Oxide Facility in South Korea, the Gentung Tungsten Project in Montana and the Panasqueira extension in parallel rather than sequentially. Our inclusion in the Russell 1000 and Russell 3000 indices, together with the amendment to our GTP offtake agreement extending the term by six years while increasing contracted volumes by 40% and improving pricing by approximately 6.3%, reflects how quickly both the market and our customers are recognizing the strategic value of secure, Western-aligned tungsten supply.”

Jorge Beristain, CFA, Chief Financial Officer, added: “Our second quarter results show a business with substantial operating leverage. Revenue of $43.0 million converted into $26.1 million of income from mining operations, with gross profit margin at 60.7% of revenue, and we generated $31.6 million of cash flow from operating activities in the first half of the year, compared to a use of $14.9 million in the same period last year.

“Reported net income of $181.8 million includes $173.1 million of net non-cash gains on the revaluation of derivative and warrant instruments, which are a function of IFRS fair value accounting on our convertible instruments and capped calls. We ended the quarter with $1.2 billion in cash, and subsequent to quarter end we repaid our KfW term loan in full. We are well capitalized to fund our development pipeline through to production.”

Second Quarter 2026 Financial Results Highlights

Revenue in the second quarter of 2026 increased 498% to $43.0 million, as compared to $7.2 million in the same year-ago quarter, and increased 69% from $25.4 million in the first quarter of 2026. The increase was driven primarily by the significant appreciation in the price of tungsten APT, with the European APT average price rising to US$3,075 per MTU during the second quarter of 2026 from US$453 per MTU in the second quarter of 2025.

Income from mining operations in the second quarter of 2026 was $26.1 million, as compared to a loss from mining operations of ($0.9) million in the same year-ago quarter. Total cost of sales was $16.9 million, or 39.3% of revenue, as compared to $8.1 million in the same year-ago quarter.

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General and administrative expenses in the second quarter of 2026 totaled $8.9 million, as compared to $4.1 million in the same year-ago quarter. The increase was primarily attributable to higher salaries and wages as the Company expanded its management team to support its growth trajectory, as well as increased consulting, legal, and operating costs. The Company expects a normalization of general and administrative expenses over time as the organization scales.

Net income in the second quarter of 2026 was $181.8 million, or $0.62 per diluted share, as compared to a net loss of ($58.2) million, or ($0.30) per share, in the same year-ago quarter. Second quarter 2026 results included $173.1 million in aggregate net non-cash gains on the revaluation of derivative and warrant instruments, comprising a $204.4 million non-cash gain on the revaluation of embedded derivative liabilities, partially offset by a $30.7 million non-cash loss on the revaluation of the embedded derivative asset associated with the Company’s capped call transactions and a $0.6 million non-cash loss on the revaluation of warrant liabilities. These non-cash accounting items did not impact the Company’s operating performance, cash flow, or liquidity position.

Adjusted EBITDA, a non-IFRS measure, was $17.6 million in the second quarter of 2026, as compared to ($4.8) million in the same year-ago quarter, reflecting the substantial improvement in underlying operational performance.(1)

Cash flow provided by operating activities was $31.6 million for the six months ended June 30, 2026, as compared to cash used in operating activities of ($14.9) million in the same year-ago period.

Cash as of June 30, 2026 totaled $1.23 billion, as compared to $268.4 million as of December 31, 2025. The increase primarily reflects gross proceeds of US$800 million from the convertible senior notes offering completed in June 2026, together with positive cash flow generated from operations.

About Almonty

Almonty (Nasdaq: ALM) (Frankfurt: ALI1) is a leading supplier of conflict-free tungsten – a strategic metal critical to the defense and advanced technology sectors. As geopolitical tensions heighten, tungsten has become essential for armor, munitions, and electronics manufacturing. Almonty’s flagship Sangdong Mine in South Korea, historically one of the world’s largest and highest-grade tungsten deposits, is expected to be a major contributor to the global non-China tungsten supply chain upon reaching full capacity, directly addressing critical supply vulnerabilities highlighted by recent U.S. defense procurement bans and export restrictions by China. With established operations in Portugal and additional projects in the U.S. and Spain, Almonty is strategically aligned to meet rapidly rising demand from Western allies committed to supply-chain security and defense readiness. To learn more, please visit https://almonty.com

Legal Notice

The release, publication, or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published, or distributed should inform themselves about and observe such restrictions.

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(1) Use of Non-IFRS Financial Measures

This news release makes reference to the non-IFRS financial measure “Adjusted EBITDA”. Non-IFRS financial measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement IFRS financial measures by providing further understanding of Almonty’s results of operations from management’s perspective. Almonty’s definitions of non-IFRS measures, including the definition of the non-IFRS financial measure “Adjusted EBITDA” used in this news release, may not be the same as the definitions for such measures used by other companies in their reporting. Non-IFRS measures have limitations as analytical tools and should not be considered in isolation nor as a substitute for analysis of Almonty’s financial information reported under IFRS. Almonty uses non-IFRS financial measures, including “Adjusted EBITDA”, to provide investors with supplemental measures of its operating performance and to eliminate items that have less bearing on operating performance or operating conditions, and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures. In particular, Almonty’s management uses Adjusted EBITDA in order to evaluate its operating performance, by eliminating the impact of non-operational or non-cash items. Almonty believes that securities analysts, investors and other interested parties frequently use non-IFRS financial measures in the evaluation of issuers. Almonty’s management also uses non-IFRS financial measures in order to facilitate operating performance comparisons from period to period.

IFRS NET INCOME (LOSS) TO ADJUSTED EBITDA RECONCILIATION

	Three Months Ended June 30,
(in thousands of Canadian dollars)	2026	2025
Net income (loss) for the period	181,797	(58,209)
Depreciation & amortization	319	271
(Gain) loss on valuation of embedded derivative liabilities	(204,407)	6,942
Loss on valuation of embedded derivative asset	30,683	–
Loss on valuation of warrant liabilities	588	38,084
Foreign exchange (gain) loss	(698)	314
Taxes	6,244	(58)
Interest, net	1,919	1,122
Share-based compensation	1,119	6,773
Adjusted EBITDA (Non-IFRS)	17,564	(4,761)

Cautionary Note Regarding Forward-Looking Information

This news release contains “forward-looking statements” and “forward-looking information” within the meaning of applicable securities laws. All statements, other than statements of present or historical facts, are forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and assumptions and accordingly, actual results could differ materially from those expressed or implied in such statements. You are hence cautioned not to place undue reliance on forward-looking statements. Forward-looking statements are typically identified by words such as “plan”, “development”, “growth”, “continued”, “intentions”, “expectations”, “emerging”, “evolving”, “strategy”, “opportunities”, “anticipated”, “trends”, “potential”, “outlook”, “ability”, “additional”, “on track”, “prospects”, “viability”, “estimated”, “reaches”, “enhancing”, “strengthen”, “target”, “believes”, “next steps” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements in this news release include, but are not limited to, statements concerning the commissioning and ramp-up of Phase I of the Sangdong Mine, the expected timing, capacity and throughput of the Sangdong Mine and its contemplated Phase II expansion, the development of the Tungsten Oxide Facility, the Gentung Tungsten Project and the Panasqueira Mine extension, the expected timing and effect of the Company’s delisting from the Australian Securities Exchange, the anticipated benefits of the amended GTP offtake agreement, the Company’s expected use of the proceeds of its convertible senior notes offering, the sufficiency of the Company’s capital resources, and the expected impact of tungsten market trends and prices on the Company’s operations.

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Forward-looking statements are based upon certain assumptions and other important factors that, if untrue, could cause actual results to be materially different from future results expressed or implied by such statements. There can be no assurance that forward-looking statements will prove to be accurate. Key assumptions upon which the Company’s forward-looking information is based include, without limitation, the successful completion of commissioning and ramp-up at the Sangdong Mine, the availability of funding for continued development, the performance of counterparties under offtake and other material agreements, and the expected trajectory of tungsten prices. Forward-looking statements are also subject to risks and uncertainties facing the Company’s business, including, without limitation, the risks identified in the Company’s annual information form dated March 18, 2026 for the year ended December 31, 2025 and in the Company’s management’s discussion and analysis dated August 11, 2026 for the three and six months ended June 30, 2026 and 2025.

Although Almonty has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, the foregoing list of material factors is not exhaustive, and there may be other factors that could cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Almonty. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. When relying on Almonty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Almonty has also assumed that material factors will not cause any forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors.

THE FORWARD-LOOKING INFORMATION CONTAINED IN THIS NEWS RELEASE REPRESENTS THE EXPECTATIONS OF ALMONTY AS OF THE DATE OF THIS NEWS RELEASE AND, ACCORDINGLY, IS SUBJECT TO CHANGE AFTER SUCH DATE. READERS SHOULD NOT PLACE UNDUE IMPORTANCE ON FORWARD-LOOKING INFORMATION AND SHOULD NOT RELY UPON THIS INFORMATION AS OF ANY OTHER DATE. WHILE ALMONTY MAY ELECT TO, IT DOES NOT UNDERTAKE TO UPDATE THIS INFORMATION AT ANY PARTICULAR TIME, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE, EXCEPT AS REQUIRED IN ACCORDANCE WITH APPLICABLE LAWS.

Company

Lewis Black

Chairman, President & CEO

(647) 438-9766

info@almonty.com

Investor Relations

Lucas A. Zimmerman

Managing Director

MZ Group – MZ North America

(949) 259-4987

ALM@mzgroup.us

www.mzgroup.us

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